

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 10, 2008

Mr. Paul G. Laird, President
New Frontier Energy, Inc.
1789 W. Littleton Blvd
Littleton, Colorado

> **Re:** **New Frontier Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 28, 2008**
> **File No. 333-144986**

Dear Mr. Laird:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please monitor the age of your financial statements.

2. We note your response to our prior comment 5. With respect to the incremental investment in Slater Dome Gathering, LLLP in December 2007, please provide a more detailed analysis regarding whether pro forma financial information is required. See Item 11-01 of Regulation S-X.

Interest of Named Experts and Counsel

3.   We note that David Stefanski is one of the selling shareholders and owns options, warrants and other interests to acquire 81,525 shares of your common stock. Please disclose such interest in the "Interest of Named Experts and Counsel" section on page 137. See Item 509 of Regulation S-K.

Exhibit 5.1

4.   Counsel's assumptions set forth in sections (v) and (vi) appear to be overly broad. Please obtain and file a new or revised opinion that does not contain these assumptions.

5.   Counsel should opine that the warrants being registered are legal, binding obligations of yours. Please revise accordingly.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: L. Nicholson

        via facsimile

        Henry F. Schlueter, Esq.
        (303) 296-8880